SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

#

The following are included in this report of Form 6-K:

Exhibit

Description

A

Notice of Annual General Meeting of Shareholders and Proxy Statement

B

Press Release dated June 27, 2007

#

EXHIBIT A

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held August 30, 2007

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of the Company will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles, on August 30, 2007 at 10:00 am (Curaçao time), for the following purposes:

1.

To approve the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2006.

2.

To adopt the Company’s Consolidated Balance Sheets as of December 31, 2006 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

3.

To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2006.

4.

To elect the following slate of nominees to the Board of Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Eli Reifman, Ron Al Dor, Guy Bernstein, Yacov Elinav, Gad Goldstein, Hadas Gazit Kaiser, Uzi Netanel, Naamit Salomon, Ido Schechter and United International Trust N.V.

5.

To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2007.

6.

To transact such other business and to take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

The close of business on June 28, 2007 has been fixed as the record date of the Meeting.  All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors

Andrew Treitel

General Counsel and Corporate Secretary

Curaçao, Netherlands Antilles

July 17, 2007

#

PROXY STATEMENT

_______________________________

Sapiens International Corporation N.V.

Landhuis Joonchi

Kaya Richard J. Beaujon z/n

Curaçao, Netherlands Antilles

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 30, 2007

This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors”) of Sapiens International Corporation N.V. (the “Company”) of proxies for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on August 30, 2007, or at any adjournment thereof.  Business at the Meeting is conducted in accordance with the procedures determined by the presiding officer and is generally limited to matters promptly brought before the Meeting by or at the request of the Board of Directors or its Chairman.

The Company’s Annual Report to Shareholders for the year ended December 31, 2006 (the “Annual Report”) will be available for inspection by shareholders at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and at the Company's offices at 3 Meir Weisgal Road, Rabin Science Park, Nes Ziona, Israel.  A soft copy of the Annual Report is available on the Company's Web site at www.sapiens.com/AnnualReports/. The Company’s Consolidated Balance Sheets as of December 31, 2006, and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2006, are included in the Annual Report.

VOTING PROCEDURE

Each shareholder of record at the close of business on June 28, 2007 is entitled to notice of, and to vote at, the Meeting.  All holders of the Company's Common Shares entitled to vote at the Meeting are referred to herein as “Shareholders.”  Each Common Share held by such a Shareholder is entitled to one vote for each matter to be voted on at the Meeting.  The Articles of Incorporation of the Company state that no action may be taken at any General Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy.  If a quorum is not present in person or represented by proxy at any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of Shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution.

Shares cannot be voted at the Meeting unless the owner of record is present in person or represented by proxy.  The Company is incorporated in the Netherlands Antilles and, as required by the laws thereof and the Company’s Articles of Incorporation, general meetings of shareholders must be held in Curaçao where the Company is established.  The enclosed proxy card is a means by which a Shareholder may authorize the voting of shares at the Meeting.  It may be revoked at any time by written notice to the Secretary of the Company before it is voted.  If it is not revoked, the shares represented will be voted in accordance with the proxy.  Proxies for use at the Meeting are being solicited by the Company’s Board of Directors.  Proxies are being mailed to Shareholders on or about July 20, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone or by other personal contacts.  The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On June 28, 2007 there were 20,678,187 Common Shares (par value 0.01 Euro per share) of the Company outstanding and entitled to vote.

AGENDA ITEMS

1.

Annual Report of Management

The Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2006, is submitted to the Shareholders pursuant to the laws of the Netherlands Antilles.

A majority of the votes cast is required for the approval of the Board of Directors’ Annual Report.

The Board of Directors Recommends a Vote FOR Item 1

2.

Financial Statements

The Company’s Consolidated Balance Sheets as of December 31, 2006 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2006, are submitted to the Shareholders pursuant to the laws of the Netherlands Antilles and the Articles of Incorporation the Company adopted in conformity therewith.

A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

The Board of Directors Recommends a Vote FOR Item 2

3.

Discharge of Board of Directors

The discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2006, is submitted to the Shareholders.

A majority of the votes cast is required for the discharge of the Board of Directors for the management of the affairs of the Company.

The Board of Directors Recommends a Vote FOR Item 3

4.

Election of Board of Directors

The slate of nominees for election to the Board of Directors of the Company, Eli Reifman, Ron Al Dor, Guy Bernstein, Yacov Elinav, Gad Goldstein, Hadas Gazit Kaiser, Uzi Netanel, Naamit Salomon, Ido Schechter and United International Trust N.V., is submitted to the Shareholders for election to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

Please consider the following information regarding the individuals who will comprise the Company’s Board of Directors, assuming the election of the 10 nominees.

Eli Reifman has served as Chairman of the Board of Directors since January 1, 2007. Mr. Reifman is a Co-founder and President of Emblaze Ltd. ("Emblaze") (LSE: BLZ.L). Prior to his appointment as President of Emblaze in December 2006, Mr. Reifman served as Chief Executive Officer of Emblaze from 2000 to 2006. Emblaze was established as GEO Interactive Ltd. (“GEO”), which was co-founded by Mr. Reifman in 1994. Prior to founding GEO, Mr. Reifman was the head of the Technical Development Department and acting head of all production in the Training Development Center of the Israeli Defense Forces, where he was responsible for producing high-end military simulators.

Ron Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005.  Prior to joining the Company, from August 1996 until 2004, Mr. Al Dor served as President of TTI Team Telecom International Ltd. (“TTI”), a global supplier of operations support systems to communications service providers. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Guy Bernstein has served as a director of the Company since January 1, 2007. Mr. Bernstein joined the Emblaze Group as Chief Financial Officer and member of the Board of Directors in April 2004 and was appointed Group Chief Executive Officer in December 2006. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises (“Magic”) (NASDAQ: MGIC), a position he held since 1999. He also acted as the Interim CEO for Magic’s subsidiaries: MSE Israel Ltd. and Coretech Consulting Group. Mr. Bernstein joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

Gad Goldstein has served as a director of the Company since 2002. He has served as President of Formula Systems (1985) Ltd. (“Formula”) (NASDAQ: FORTY and TASE: FORT) since 1995 and as a director of Formula since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. Mr. Goldstein is Chairman of the Board of BluePhoenix Solutions Ltd. (“BluePhoenix”) (NASDAQ: BPHX) and serves as a director of Matrix IT Ltd., Magic, Formula Vision Technologies Ltd. and other companies in the Formula Group.  Mr. Goldstein holds a BA in economics and an MA in business administration, both from Tel Aviv University.

Hadas Gazit Kaiser has served as a director of the Company since July 1, 2007.  She has served as the Chief Financial Officer and Finance Director of Emblaze since December 2006.  From August 2005 until she became CFO, Ms. Gazit Kaiser served as the Vice President-Finance of Emblaze and the Chief Financial Officer of Emblaze Mobile. From August 2003 to August 2005, Ms. Gazit Kaiser served as the Budget Control Manager of TTI. From August 2000 to August 2003, Ms. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Ms. Gazit Kaiser holds a BA in Economics and Accounting and an MBA degree in Finance, both from Tel Aviv University, and is a Certified Public Accountant in Israel.

Naamit Salomon has served as a director of the Company since September 2003. She has held the position of Vice President, Finance of Formula since August 1997.  Ms. Salomon also serves as a director of Magic and BluePhoenix. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. Since August 2004, Mr. Elinav has served as Chairman of the Boards of Directors of DS Securities and Investments, Ltd. and DS Provident Funds Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005, as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. since 2004 and as Chairman of the Executive Committee of Carmel Olephines since 2004.  From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund.  From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries, Frutarom Industries and Caeserea-Vardinon Textiles.  Mr. Netanel is an independent director.

Ido Schechter has served as a director of the Company since June 2006.  He has served as the Chief Executive Officer of Top Image Systems Ltd. (“TIS”) since January 2002 and has been a director of TIS since December 2004. From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP, an initiative of TIS to offer data collection services via the Internet. Prior to that Dr. Schechter served as TIS’s Vice President of Sales from August 1996 until January 2001. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of TIS, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada.  Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his BS from the Hebrew University in Israel. Dr. Schechter is an independent director.

United International Trust N.V. (“UIT”) is a corporate body organized and existing under the laws of the Netherlands Antilles.  It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company’s transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles.  UIT was established by former shareholders of Intertrust (Curaçao) N.V., which subsequently operated under the names of MeesPierson Intertrust (Curaçao) N.V. and Fortis Intertrust (Curaçao) N.V.

A majority of the votes cast is required for the election of the Board of Directors.

The Board of Directors Recommends a Vote FOR Item 4

5.

Appointment of Auditors

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has been selected by the Board of Directors as independent public accountants to audit the accounts of the Company for the year ending December 31, 2007.

A majority of the votes cast is required for the approval of the appointment of Kost Forer Gabbay & Kasierer as independent public accountants to audit the accounts of the Company for the year ending December 31, 2007.

The Board of Directors Recommends a Vote FOR Item 5

6.

Other Matters

The Board of Directors knows of no other matters to be presented at the Meeting.  If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors

Ron Al Dor

President and Chief Executive Officer

Curaçao, Netherlands Antilles

July 17, 2007

#

EXHIBIT B

ACORD Compliant Reinsurance XML Project Successfully Completed

Cary, N.C. – June 27, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze / Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), today announced that Sapiens and Menora have successfully completed an ACORD compliant Reinsurance XML limited pilot project for a major Reinsurance company. Utilizing the rules-based Sapiens INSIGHT™ suite, Menora Mivtachim Insurance Ltd. was able to produce the appropriate ACORD XML to transfer Reinsurance information.

ACORD, a non-profit organization, serves as a global resource for information about EDI, XML and electronic commerce and facilitates the development and use of standards for the insurance industry.

“We understand the common issues insurance carriers are running into today. Adopting ACORD XML standards will address many of these issues and add huge value to our customers,” said Martin Greenberg, Sapiens' Vice President and Product Manager: Property & Casualty and Reinsurance. “Utilizing the ACORD XML standards we can exchange information and help to streamline processes and automate labor intensive activities. Leveraging ACORD standards for XML can help customers by reducing administrative costs and eliminating time delays in processing data.”

“We are always looking for ways to deliver straight through processing and ways in which we can improve efficiency in insurance transactions. Our goal is to find solutions that will help us better meet compliance requirements and reduce the cost of doing business,” said Elad Shelef, Reinsurance and Planning Manager of Menora Mivtachim.

Sapiens INSIGHT™ is a web-based insurance administration suite, which provides policy, billing, claims and reinsurance management and can be used modularly or as an integrated suite.  Sapiens INSIGHT™ is built on a rules-based system that is installed worldwide in well over 100 companies.   The rules allow for rapid interactive development by business and technical personnel, empowering business users to make changes using English-like rules rather than application code.

FOR ADDITIONAL INFORMATION:

Archana Patel

Marketing Communications Coordinator

Sapiens Americas

919-405-1507

usa@sapiens.com

#

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora Mivtachim, Santam and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

###

#

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  July 16, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary